

May 24, 2011

<u>Via Email to Chris Barber</u>
Roger A. Parker
Chairman, Board of Directors
Recovery Energy, Inc.
1515 Wynkoop St., Suite 200
Denver, Colorado 80202

  Re: Recovery Energy, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed April 29, 2011
     File No. 0-54320

Dear Mr. Parker:

   We have limited our review of your preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. At page 14, you indicate that you are enclosing the annual report and the Form 10-K for the year ended December 31, 2010. Please respond to both of the following related comments.

2. On March 10, 2011, the staff issued comments to you regarding your Registration Statement on Form S-1 filed on February 8, 2011. We note that you have not yet provided a response to those comments, nor have you provided the financial statements required under Regulation S-X. Please note that the deficiency identified in comment 12 in our letter dated March 10, 2011, also extends to the Form 10-K that you filed on March 31, 2011. We will not be in a position to complete our review of the proxy statement until you provide the required financial statements.

3. In your Form 10-K for the year ended December 31, 2010, you purport to incorporate by reference the definitive proxy statement. Because you did not file the definitive proxy statement within the required time limit, you needed to amend the Form 10-K to provide the required information. Advise us when you intend to amend the Form 10-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Jeffrey M. Knetsch (via e-mail)